Exhibit 99.1

Sundial Announces Change to its Board of Directors

CALGARY, April 24, 2020 /CNW/ - Sundial Growers Inc. (Nasdaq: SNDL) ("Sundial" or the "Company") announces that Mr. Edward (Ted) A. Hellard, former Executive Chairman of Sundial, has resigned from Sundial's board of directors (the "Board") effective today. In addition, Mr. Hellard has decided not to stand for re-election as a member of the Board at its forthcoming Annual General and Special Meeting of shareholders (the "Meeting") to be held on May 20, 2020.

The current nominees for election to the Board are existing board members – Greg Mills, Zach George, Gregory Turnbull, Elizabeth Cannon and Bryan Pinney.

"Our director nominees have a strong mix of skills, experience and market knowledge to provide effective oversight and direction to Sundial," said Greg Mills, Chairman of the Board. "The Board remains committed to implementing strong corporate governance practices and will continue to work closely with management, as we restructure the business and drive long-term value creation. The Board thanks Ted and wishes him well in his future endeavours."

Sundial's Notice of Meeting and Management Information Circular relating to the Meeting has been filed and is available on SEDAR and EDGAR.

About Sundial Growers Inc.

Sundial is a public company with Common Shares traded on Nasdaq under the symbol "SNDL". Sundial is a licensed producer that crafts cannabis using state-of-the-art indoor facilities. Our 'craft-at-scale' modular growing approach, award-winning genetics and experienced master growers set us apart.

Our Canadian operations cultivate small-batch cannabis using an individualized "room" approach, with 470,000 square feet of total space. In the United Kingdom, we grow traceable plants, including hemp, ornamental flowers and edible herbs within 1.75 million square feet of environmentally friendly facilities.

Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto and Grasslands. Our consumer-packaged goods experience enables us to not just grow quality cannabis, but also to create exceptional consumer and customer experiences.

We are proudly Albertan, headquartered in Calgary, AB, with operations in Olds, AB, and Rocky View County, AB.

Forward-Looking Statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking-statements in this release include, but are not limited to, the opinions and beliefs of management. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Media Contact: Sophie Pilon, Corporate Communications Manager, Sundial Growers Inc., O: 1.587.327.2017, C: 1.403.815.7340, E: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

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